Exhibit 99.2

CADELER A/S: Notification of major holdings

Copenhagen, December 19, 2023: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

Swire Pacific Limited’s shareholding in Cadeler has changed as a consequence of the dilution resulting from the issue of 113,809,868 new shares in Cadeler issued as consideration to stockholders of Eneti Inc. (NYSE: NETI) in connection with the share exchange offer.

Following completion and settlement of the share exchange offer, Swire Pacific Limited’s total shareholding in Cadeler will continue to amount to 29,863,455 shares with a nominal value of DKK 1 per share, which now corresponds to 9.59% of the total share capital and voting rights.

Swire Pacific Limited is a limited liability company organised under the laws of Hong Kong under the registration number 1679 with its registered address at 33rd Floor, One Pacific Place, 88 Queensway, Hong Kong. Swire Pacific Limited is not ultimately controlled by any natural person or legal entity.

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.